NEWS RELEASE
Kelso Technologies Inc.
(The "Company" or "Kelso")	November 10, 2022

Canada: TSX: KLS
United States: NYSE American: KIQ

KELSO TECHNOLOGIES INC. FINANCIAL RESULTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022

Vancouver, British Columbia and Bonham, Texas, Kelso Technologies Inc. ("Kelso" or the "Company"), (TSX:  KLS), (NYSE American: KIQ) reports that the Company has released the unaudited consolidated interim financial statements and Management Discussion and Analysis (the "MD&A") for the nine months ended September 30, 2022.

The unaudited consolidated interim financial statements were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").  All amounts herein are expressed in United States dollars (the Company's functional currency) unless otherwise indicated.  The Company's unaudited interim consolidated financial statements and MD&A for the nine months ending September 30, 2022 were approved by the Board of Directors on November 9, 2022.

SUMMARY OF FINANCIAL PERFORMANCE

Nine months ended September 30	2022	2021
Revenues	$8,541,711	$5,429,090
Gross profit	$3,866,354	$2,247,453
Gross profit margin	45%	41%
Adjusted EBITDA (loss)	$252,107	$(1,204,827)
Non-cash expenses	$1,144,508	$275,496
Taxes	$42,700	$147,272
Net income (loss)	$(935,101)	$(1,627,595)
Basic earnings (loss) per share	$(0.02)	$(0.03)
Three months ended September 30
Revenues	$2,708,364	$2,093,252
Gross profit	$1,164,399	$844,645
Gross profit margin	43%	40%
Adjusted EBITDA (loss)	$(31,379)	$(296,206)
Net Income (loss)	$(361,522)	$(433,261)

Liquidity and Capital Resources	September 30, 2022	December 31, 2021
Working capital	$7,893,166	$8,670,165
Cash	$2,813,296	$3,377,464
Accounts receivable	$1,390,275	$807,009
Net equity	$11,120,012	$12,055,113
Total assets	$12,439,128	$13,728,510
Common shares outstanding	54,320,086	54,320,086

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LIQUIDITY AND CAPITAL RESOURCES

As at September 30, 2022 the Company had cash on deposit in the amount of $2,813,296, accounts receivable of $1,390,275, prepaid expenses of $194,449 and inventory of $4,463,182 compared to cash on deposit in the amount of $3,377,464, accounts receivable of $807,009, prepaid expenses of $161,490 and inventory of $5,534,558 as at December 31, 2021.

The Company had no income tax payable as at September 30, 2022 or December 31, 2021.

The working capital position of the Company as at September 30, 2022 was $7,893,166 compared to $8,670,165 as at December 31, 2021.  On March 4, 2021 a private equity placement was completed whereby 7,000,000 units were issued at a price of CAD$0.91 per unit.  Each unit was comprised of one common share of the Company and one-half of one common share purchase warrant, the exercise of each whole warrant could be exercised at a price of CAD$1.30 on or before 4:00 p.m. (Vancouver time) on March 4, 2023.  Should these warrants be exercised, it would provide the Company with CAD$4,550,000 in new equity capital.  Capital resources continue to be expected to protect the Company's ability to conduct ongoing business operations as planned for the foreseeable future.

Net assets of the Company were $11,120,012 as at September 30, 2022 compared to $12,055,113 as at December 31, 2021.  The Company had no interest-bearing long-term liabilities or debt as at September 30, 2022 or December 31, 2021.

OUTLOOK

In 2022 the owners and shippers that utilize rail tank cars began to cautiously commit to investment in new tank car equipment or retrofitting their current rail tank car inventories.  This reflects in a 57% increase in the Company's sales volumes in the first nine months of 2022 compared to the same period 2021.

Rail tank car activity is growing based on general economic recoveries and manufacturing supply chain disruptions that require rail tank car transportation solutions.  Traditional foreign supply chains in the rail tank car industry have become unreliable.  The Company's "100% American-Made" reputation and its proven ability to service customer orders even during the most challenging of times have improved Kelso's reputation whereby market share exceeds 50% of market volume.

Industry projections indicate that the rail tank car market is entering a period of modest fleet growth coupled with growth in rail tank car utilization.  New tank car demand is expected to be 9,900 tank cars in 2022 with growth to 10,950 tank cars in 2023.  The anticipated upswing in new build and retrofit activity combined with a growing number of certified Kelso products is expected to provide better longer-term financial growth performance from rail operations.

Management believes that there are significant opportunities to grow from the introduction of new innovative products in both the rail and automotive industries that are emerging from the Company's R&D activities.  The Company continues to research, develop and engineer promising new transportation related equipment.  In the heavily regulated transportation industries, the Company's R&D projects are complex, time consuming and expensive.  The primary purpose of Kelso's R&D investments is to advance and elevate the probability of future financial successes from a larger and more diverse product line.

In addition to Kelso's R&D and regulatory activities in rail transportation, the KXI Heavy-Duty suspension prototype is currently under construction.  All mechanical components are proven technologies that are being sourced from well-established OEM suppliers and stakeholders.  Component designs have been scaled from existing uses in military and commercial applications to fit the Company's specifications.  All parts have been sourced and construction will take place in the fourth quarter of 2022.  Proprietary software has been completed and tested by rigorous computer simulations. The prototype vehicle, when completed including software, will go through extensive engineering integrity testing and Canadian Motor Vehicle Safety Standards compliance testing in preparation for full scale market introduction in 2023.

Financial results for the nine months ended September 30, 2022 November 10, 2022 Page 2 of 4

Timing of regulatory approvals on new prototypes and corresponding revenue streams remains unpredictable and cannot be guaranteed to develop at all.  Management continues to assess all the Company's research and development discoveries, new product viability, tighter budget restrictions and market potential of all of the Company's R&D programs and adjusts strategic plans as part of the Company's R&D risk management.  Despite the many challenges imposed by the COVID-19 recession, soaring inflation rates and compromised supply chain issues, Management remains bullish on the potential of all new product developments.

The Company deploys capital resources sensibly to maintain financial health and liquidity.  The Company's working capital was $7,893,166 as at September 30, 2022.  Current working capital and anticipated sales activity for the balance of 2022 and into 2023 is expected to protect the Company's ability to conduct ongoing business operations and R&D initiatives for the foreseeable future.  With no interest-bearing long-term debt to service and improved sales prospects from a larger product portfolio, Kelso can continue to focus on stronger financial performance on behalf of the shareholders of Kelso.

About Kelso Technologies

Kelso is a diverse product development company that specializes in the design, engineering, production and distribution of proprietary service equipment used in transportation applications.  The Company's reputation has been earned as a designer and reliable supplier of unique high-quality rail tank car valve equipment that provides for the safe handling and containment of hazardous and non-hazardous commodities during transport.  All Kelso products are specifically designed to provide economic and operational advantages to customers while reducing the potential effects of human error and environmental harm.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company's profile on www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States.

On behalf of the Board of Directors,

James R. Bond, CEO and President

Notice to Reader: References to Adjusted EBITDA refer to net earnings from continuing operations before interest, taxes, amortization, unrealized foreign exchange and noncash share-based expenses (Black Scholes option pricing model) and write off of assets.  Adjusted EBITDA is not an earnings measure recognized by IFRS and does not have a standardized meaning prescribed by IFRS.  Management believes that Adjusted EBITDA is an alternative measure in evaluating the Company's business performance.  Readers are cautioned that Adjusted EBITDA should not be construed as an alternative to net income as determined under IFRS; nor as an indicator of financial performance as determined by IFRS; nor a calculation of cash flow from operating activities as determined under IFRS; nor as a measure of liquidity and cash flow under IFRS.  The Company's method of calculating Adjusted EBITDA may differ from methods used by other issuers and, accordingly, the Company's Adjusted EBITDA may not be comparable to similar measures used by any other issuer.

Legal Notice Regarding Forward-Looking Statements: This news release contains "forward-looking statements" within the meaning of applicable securities legislation.  Forward-looking statements are indicated expectations or intentions. Forward-looking statements in this news release include that owners and shippers that use rail tank cars continue to cautiously commit to investment in new rail tank car equipment; that the Company's reliable "100% American-Made" reputation and proven reliable service record for customer orders even during the most challenging of times has improved Kelso's reputation; that market share now exceeds 50% of the rail tank car market volume; that the anticipated upswing in new build and retrofit activity for rail tank cars combined with a growing number of certified Kelso products are expected to provide longer-term financial growth opportunities from rail operations; that Management remains bullish on the potential of all new product developments in both the rail and automotive industries that are emerging from the Company's R&D activities; the KXI Heavy-Duty suspension prototype is currently under construction and is expected to be completed in the fourth quarter of 2022; that the prototype vehicle, when completed including software, will go through extensive engineering integrity testing and Canadian Motor Vehicle Safety Standards compliance testing in preparation for full scale market introduction in 2023; and that current working capital and anticipated sales activity for the balance of 2022 and into 2023 are expected to protect the Company's ability to conduct ongoing business operations for the foreseeable future.

Financial results for the nine months ended September 30, 2022 November 10, 2022 Page 3 of 4

Although Kelso believes the Company's anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct.  The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation that the risk that the longer-term effects of COVID-19 including inflation and short supply chain issues may last much longer than expected delaying R&D schedules and business orders from OEM customers; that the Company's development of new products may proceed slower than expected, cost more or may not result in a salable product;  that tank car producers may produce or retrofit fewer than cars than expected and even if they meet expectations, they may not purchase the Company's products for their tank cars;  capital resources may not be adequate enough to fund future operations as intended;  that regulatory compliance including Canadian Motor Vehicle Safety Standards may be delayed or cancelled; that the Company's products may not provide the intended economic or operational advantages to end users; that full scale market introduction of KXI in 2023 may not grow and sustain anticipated revenue streams; that the Company's new rail and automotive products may not receive regulatory certification; that customer orders may not develop or be cancelled;  that competitors may enter the market with new product offerings which could capture some of the Company's market share;  that a new product idea under research and development may be dropped if ongoing product testing and market research reveal engineering and economic issues that render a new product concept infeasible; and that the Company's new equipment offerings may not capture market share as well as expected.  Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

For further information, please contact:

James R. Bond, CEO and President Email: bond@kelsotech.com	Richard Lee, Chief Financial Officer Email: lee@kelsotech.com	Corporate Address: 13966 - 18B Avenue South Surrey, BC V4A 8J1 www.kelsotech.com

Financial results for the nine months ended September 30, 2022 November 10, 2022 Page 4 of 4